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                                                 Filed by Invitrogen Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Life Technologies, Inc.
                                                 Commission File No.:  333-43674



                                                                          [LOGO]


DRAFT #2 -- AUGUST 24, 2000

Financial Contact:                                         Media Contact:
Jim Glynn                                                  Dan Peoples
Invitrogen Corporation                                     Broadgate Consultants
(760) 603-7200                                             (858) 552-8146


Invitrogen Corporation Announces Expiration of Hart-Scott-Rodino Waiting Period
                        for Life Technologies Acquisition


SAN DIEGO, California, August 28, 2000 - Invitrogen Corporation (NASDAQ: IVGN) today announced that the waiting period under the Hart-Scott-Rodino Act relating to its proposed acquisition of Life Technologies, Inc. (OTC Bulletin Board:
LTEK) has expired.

         On July 7, 2000, Invitrogen signed definitive agreements to acquire all of the outstanding shares of both Life Technologies, one of the world's leaders in molecular biology and cell culture supplies for the life science industry, and Dexter Corporation (NYSE: DEX), which currently owns approximately 75% of Life Technologies' outstanding stock.

         The acquisitions remain subject to additional closing requirements, including completion of the sale of Dexter's nonwovens business to Ahlstrom Paper Group and the approval of the transactions by the stockholders of all three companies at meetings to be held on Sept. 14. The combined transactions are expected to close immediately after stockholder approval.

         According to Invitrogen, this combination will create a leading company in life sciences and genomics with annual revenues in excess of $500 million. The transactions will make Invitrogen a premier products provider for molecular biology research, particularly gene cloning, expression, and analysis, core techniques in deciphering the human genome sequence, which was recently completed.

         Invitrogen develops, manufactures and markets research tools in kit form and provides other research products and services to corporate, academic and government entities. These research kits simplify and improve gene cloning, gene expression and gene analysis techniques and are used for genomics and gene-based drug discovery, among other molecular biology activities. Founded in 1987, Invitrogen is headquartered in San Diego, California and also has operations in Huntsville, Alabama, Groningen, Netherlands, and Heidelberg, Germany.


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Page 2 --  Invitrogen Corporation Announces Expiration of Hart-Scott-Rodino
           Waiting Period for Life Technologies Acquisition


         Life Technologies, Inc. provides essential technologies needed by the biotechnology and biopharmaceutical communities. The company manufactures and markets a breadth of offerings unique in the industry, used in applications of the life sciences discovery, development, and production process. The offerings range from catalog and custom products to technology licensing, research services, large-scale production, and life science technical expertise and support. With operations in more than 20 countries and distributor relationships in 40 more, the company serves customers in universities, public and private research institutions, and biotechnology and pharmaceutical companies. Headquartered in Rockville, Maryland, the company employs over 2,000 at its worldwide locations.

         Dexter Corporation is a global specialty materials supplier with three operating segments: life sciences, nonwovens and specialty polymers. The company supplies specialty materials to the aerospace, electronics, food packaging and medical markets.

         For more information about Invitrogen and Life Technologies, visit the companies' Web sites at www.invitrogen.com and www.lifetech.com.

                                      # # #

CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE ARE CONSIDERED "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, SUCH AS STATEMENTS RELATING TO DEVELOPMENT AND INCREASED FLOW OF NEW PRODUCTS, LEVERAGING TECHNOLOGY AND PERSONNEL, ADVANCED OPPORTUNITIES, CREATION OF NEW STANDARDS AND NEW DELIVERY PLATFORMS WHICH ARE PROSPECTIVE. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A NUMBER OF RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL RISK AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, APPROVAL OF THE MERGERS, SATISFACTION OF THE CONDITIONS TO CLOSING INCLUDING THE DIVESTITURE OF DEXTER'S NONWOVENS BUSINESS, SUCCESSFUL COMBINATION OF THE OPERATIONS OF THE TWO COMPANIES AND PREVIOUSLY ACQUIRED COMPANIES, RETENTION OF KEY PERSONNEL, THE ABILITY TO MANAGE GROWTH, SUCCESSFUL DEVELOPMENT AND COMMERCIALIZATION OF NEW PRODUCTS AND SERVICES, CONTINUED IDENTIFICATION, DEVELOPMENT AND LICENSING OF NEW TECHNOLOGY, COMPETITION AND OTHER RISKS AND UNCERTAINTIES DETAILED FROM TIME TO TIME IN INVITROGEN'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


ADDITIONAL INFORMATION

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Invitrogen, Life Technologies and Dexter in connection with the proposed mergers, and their interests in the solicitation, are set forth in a Schedule 14A previously filed with the Securities and Exchange Commission. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTIONS. Investors and shareholders may obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Invitrogen may be obtained free of charge by contacting Invitrogen Corporation, 1600 Faraday Avenue, Carlsbad, California, 92008, (760) 603-7200. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Invitrogen filed a joint proxy statement and prospectus with the Securities and Exchange Commission as part of Invitrogen's Registration Statement on Form S-4 which became effective August 14, 2000.